August 10, 2021

Filed Pursuant to Rule 433

Registration No. 333-227644

M&T Bank Corporation

500,000 Depositary Shares, Each Representing a 1/10th Interest in a Share of Perpetual 3.500% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series I

Pricing Term Sheet

Issuer:	M&T Bank Corporation (the “Issuer”)

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2/BBB-/BBB-

Securities:	Depositary shares (the “Depositary Shares”), each representing a 1/10th interest in a share of the Issuer’s Perpetual 3.500% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series I (the “Preferred Shares”)

Liquidation Preference:	$10,000 liquidation preference per Preferred Share (equivalent to $1,000 per Depositary Share)

Number of Depositary Shares:	500,000 (corresponding to 50,000 Preferred Shares)

Aggregate Offering Size:	$500,000,000

Offering Price:	$1,000 per Depositary Share

Underwriting Discount:	$10 per Depositary Share

Proceeds to Issuer before Expenses:	$495,000,000 total

Trade Date:	August 10, 2021

Settlement Date:	August 17, 2021 (T+5)**

Maturity Date:	Perpetual

First Reset Date:	September 1, 2026

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

Reset Period:	The period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

Dividend Payment Dates:	Semi-annually in arrears on the 1st day of March and September of each year, commencing on March 1, 2022.

Dividend Rate (Non-Cumulative):

From the date of original issue to, but excluding the First Reset Date, 3.500% per annum on the stated amount of $10,000 per Preferred Share (equivalent to $1,000 per Depositary Share).

From, and including, the First Reset Date, at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the preliminary prospectus supplement) as of the most recent dividend payment date (as defined in the preliminary prospectus supplement) plus 2.679%, on the stated amount of $10,000 per Preferred Share (equivalent to $1,000 per Depositary Share).

Day Count Convention:	30/360

Optional Redemption:	At the Issuer’s option, (i) in whole or in part, from time to time, on the First Reset Date and any subsequent dividend payment date or (ii) in whole but not in part at any time within 90 days after a regulatory capital treatment event (as defined in the preliminary prospectus supplement), in each case, at a redemption price equal to $10,000 per Preferred Share (equivalent to $1,000 per Depositary Share), plus any declared and unpaid dividends.

CUSIP / ISIN:	55261F AN4 / US55261FAN42

Joint Book-Running Managers:	RBC Capital Markets, LLC Citigroup Global Markets Inc. Goldman Sachs Co. LLC

The Depositary Shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

*   The security ratings above are not a recommendation to buy, sell or hold the Securities. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P Global Ratings and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

**   Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement (including a base prospectus), with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying base prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing RBC Capital Markets, LLC toll-free at (866) 375-6829 or rbcnyfixedincomeprospectus@rbccm.com, Citigroup Global Markets Inc. toll-free at (800) 831-9146 or prospectus@citi.com or Goldman Sachs Co. LLC toll-free at (866) 471-2526 or prospectus-NY@ny.email.gs.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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